UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HAMPTON ROADS BANKSHARES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

409321106

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

Copy to:

Maripat Alpuche, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Carlyle Group Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,870,693(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,870,693(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,870,693(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%(2)
14.	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Does not include any shares of Common Stock that may be purchased by Carlyle Financial Services Harbor, L.P. in the Capital Raise (as defined in Item 4) or the 333,873 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)	The percentage calculation is based on 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in the Issuer’s 10-Q filed on May 9, 2012.

1.	NAME OF REPORTING PERSON: The Carlyle Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,870,693(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,870,693(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,870,693(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%(2)
14.	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

(1)	Does not include any shares of Common Stock that may be purchased by Carlyle Financial Services Harbor, L.P. in the Capital Raise (as defined in Item 4) or the 333,873 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)	The percentage calculation is based on 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in the Issuer’s 10-Q filed on May 9, 2012.

1.	NAME OF REPORTING PERSON: Carlyle Holdings II GP L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,870,693(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,870,693(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,870,693(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%(2)
14.	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Does not include any shares of Common Stock that may be purchased by Carlyle Financial Services Harbor, L.P. in the Capital Raise (as defined in Item 4) or the 333,873 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)	The percentage calculation is based on 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in the Issuer’s 10-Q filed on May 9, 2012.

1.	NAME OF REPORTING PERSON: Carlyle Holdings II L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,870,693(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,870,693(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,870,693(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%(2)
14.	TYPE OF REPORTING PERSON PN (Québec société en commandite)

(1)	Does not include any shares of Common Stock that may be purchased by Carlyle Financial Services Harbor, L.P. in the Capital Raise (as defined in Item 4) or the 333,873 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)	The percentage calculation is based on 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in the Issuer’s 10-Q filed on May 9, 2012.

1.	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,870,693(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,870,693(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,870,693(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%(2)
14.	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

(1)	Does not include any shares of Common Stock that may be purchased by Carlyle Financial Services Harbor, L.P. in the Capital Raise (as defined in Item 4) or the 333,873 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)	The percentage calculation is based on 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in the Issuer’s 10-Q filed on May 9, 2012.

1.	NAME OF REPORTING PERSON: TC Group Cayman Investment Holdings Sub L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,870,693(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,870,693(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,870,693(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%(2)
14.	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

(1)	Does not include any shares of Common Stock that may be purchased by Carlyle Financial Services Harbor, L.P. in the Capital Raise (as defined in Item 4) or the 333,873 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)	The percentage calculation is based on 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in the Issuer’s 10-Q filed on May 9, 2012.

1.	NAME OF REPORTING PERSON: Carlyle Financial Services, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,870,693(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,870,693(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,870,693(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%(2)
14.	TYPE OF REPORTING PERSON OO (Cayman Islands exempted company)

(1)	Does not include any shares of Common Stock that may be purchased by Carlyle Financial Services Harbor, L.P. in the Capital Raise (as defined in Item 4) or the 333,873 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)	The percentage calculation is based on 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in the Issuer’s 10-Q filed on May 9, 2012.

1.	NAME OF REPORTING PERSON: TCG Financial Services, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,870,693(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,870,693(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,870,693(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%(2)
14.	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

(1)	Does not include any shares of Common Stock that may be purchased by Carlyle Financial Services Harbor, L.P. in the Capital Raise (as defined in Item 4) or the 333,873 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)	The percentage calculation is based on 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in the Issuer’s 10-Q filed on May 9, 2012.

1.	NAME OF REPORTING PERSON: Carlyle Financial Services Harbor, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,870,693(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,870,693(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,870,693(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Does not include any shares of Common Stock that may be purchased by Carlyle Financial Services Harbor, L.P. in the Capital Raise (as defined in Item 4) or the 333,873 shares of Common Stock issuable pursuant to the Warrant granted to Carlyle Investment Management L.L.C. The Warrant is described in Items 3 and 6.
(2)	The percentage calculation is based on 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in the Issuer’s 10-Q filed on May 9, 2012.

1.	NAME OF REPORTING PERSON: DBD Cayman, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON OO (Cayman Islands exempted company)

1.	NAME OF REPORTING PERSON: TCG Holdings Cayman II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON PN (Cayman Islands exempted limited partnership)

This Amendment No. 2 is being filed by the undersigned Reporting Persons and supplements and amends the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on December 29, 2010 (and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”), by DBD Cayman, Ltd., TCG Holdings Cayman II, L.P., TC Group Cayman Investment Holdings, L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P. and Carlyle Financial Services Harbor, L.P. with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 2 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

The response to Item 2 is hereby amended and restated in its entirety by the following:

(a) – (f)

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Carlyle Group Management L.L.C., a Delaware limited liability company, (ii) The Carlyle Group L.P., a Delaware limited partnership, (iii) Carlyle Holdings II GP L.L.C., a Delaware limited liability company, (iv) Carlyle Holdings II L.P., a Québec société en commandite, (v) TC Group Cayman Investment Holdings, L.P., a Cayman Islands exempted limited partnership, (vi) TC Group Cayman Investment Holdings Sub L.P., a Cayman Islands exempted limited partnership, (vii) Carlyle Financial Services, Ltd., a Cayman Islands exempted company, (viii) TCG Financial Services, L.P., a Cayman Islands exempted limited partnership, (ix) Carlyle Financial Services Harbor, L.P., a Delaware limited partnership, (x) DBD Cayman, Ltd., a Cayman Islands exempted company and (xi) TCG Holdings Cayman II, L.P., a Cayman Islands exempted limited partnership. The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 4.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is the sole member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole shareholder of Carlyle Financial Services, Ltd., which is the general partner of TCG Financial Services, L.P., which is the general partner of Carlyle Financial Services Harbor, L.P. DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P. DBD Cayman, Ltd. and TCG Holdings Cayman II, L.P. may no longer be deemed to beneficially own any shares of the Issuer’s Common Stock.

Carlyle Group Management L.L.C. is managed by its board of directors. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Matthias, Dr. Thomas S. Robertson and William J. Shaw are the directors of Carlyle Group Management L.L.C. Each of these directors is a citizen of the United States. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, James H. Hance, Jr., Glenn A. Youngkin, Adena T. Friedman and Jeffrey W. Ferguson are the executive officers of Carlyle Group Management L.L.C. Each of these executive officers is a citizen of the United States.

William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the Class A members as well as the directors of DBD Cayman, Ltd. The Class A members control DBD Cayman, Ltd. based on a majority vote. Each of these directors is a citizen of the United States. William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Walkers SPV Limited are the executive officers of DBD Cayman, Ltd. Each of these executive officers is a citizen of the United States, except that Walkers SPV Limited is a Cayman Islands exempted company.

William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein and Glenn A. Youngkin are the directors of Carlyle Financial Services, Ltd. Each of these directors is a citizen of the United States. The executive officers of Carlyle Financial Services, Ltd. are Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein, Jeffrey W. Ferguson, Curt Buser, P. Olivier Sarkozy, James Burr, Randal K. Quarles and John C. Redett. Each of these officers is a citizen of the United States.

William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Jeffrey W. Ferguson, Curt Buser, P. Olivier Sarkozy, James Burr, Randal K. Quarles, John C. Redett, Glenn A. Youngkin, Adena T. Friedman, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Matthias, Dr. Thomas S. Robertson, William J. Shaw and Walkers SPV Limited are collectively referred to as the “Related Persons”. Each of the Related Persons disclaims beneficial ownership of any shares of the Issuer’s Common Stock.

The business address of each of the Reporting Persons and the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505, except that the business address of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P., DBD Cayman, Ltd., TCG Holdings Cayman II, L.P. and Walkers SPV Limited is Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

The Reporting Persons are principally engaged in the business of investments in securities.

To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

The information set forth in Item 6 of this Amendment No. 2 is incorporated herein by reference.

The response to Item 4 is hereby amended and supplemented by the following:

On May 21, 2012, the Issuer announced that its Board of Directors approved a private placement of an aggregate amount of $50,000,000 of the Issuer’s Common Stock to its three largest shareholders, which includes Carlyle (the “Private Placement”). On such date, the Issuer also announced its intention to conduct a $45,000,000 rights offering. Each of Carlyle and the Issuer’s two other largest shareholders (collectively, the “Investors”) has agreed to serve as a standby purchaser of all or a portion of the shares offered but not subscribed for in the rights offering (such transactions, together with the Private Placement, the “Capital Raise”).

On May 21, 2012, prior to the public announcement of the Capital Raise, as described in Item 6 below and elsewhere in this Schedule 13D, Carlyle and the other Investors entered into a Standby Purchase Agreement with the Company (the “Standby Purchase Agreement”), whereby, subject to the terms and conditions therein, Carlyle has agreed to purchase additional shares of Common Stock in the Capital Raise. The additional shares of Common Stock being acquired by Carlyle in the Capital Raise are being acquired for investment purposes and such acquisition is not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

The foregoing references to and description of the Standby Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Standby Purchase Agreement, which is incorporated by reference into this Item 4. The Standby Purchase Agreement is attached as an exhibit to this Schedule 13D.

Item 5. Interests in Securities of the Issuer

The information set forth in Item 2 of this Amendment No. 2 is incorporated herein by reference.

The responses to Item 5(a), Item 5(b), Item 5(c) and Item 5(e) are hereby amended and restated by the following:

(a) – (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition

Carlyle Group Management L.L.C.	7,870,693	22.77%	0	7,870,693	0	7,870,693

The Carlyle Group L.P.	7,870,693	22.77%	0	7,870,693	0	7,870,693

Carlyle Holdings II GP L.L.C.	7,870,693	22.77%	0	7,870,693	0	7,870,693

Carlyle Holdings II L.P.	7,870,693	22.77%	0	7,870,693	0	7,870,693

TC Group Cayman Investment Holdings, L.P.	7,870,693	22.77%	0	7,870,693	0	7,870,693

TC Group Cayman Investment Holdings Sub L.P.	7,870,693	22.77%	0	7,870,693	0	7,870,693

Carlyle Financial Services, Ltd.	7,870,693	22.77%	0	7,870,693	0	7,870,693

TCG Financial Services, L.P.	7,870,693	22.77%	0	7,870,693	0	7,870,693

Carlyle Financial Services Harbor, L.P.	7,870,693	22.77%	0	7,870,693	0	7,870,693

DBD Cayman, Ltd.	0	0%	0	0	0	0

TCG Holdings Cayman II, L.P.	0	0%	0	0	0	0

The percentage calculation is based on 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in the Issuer’s 10-Q filed on May 9, 2012.

(c) None of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(e) Following an internal reorganization on May 2, 2012, TCG Holdings Cayman II, L.P. is no longer the general partner of TC Group Cayman Investment Holdings, L.P. Accordingly, TCG Holdings Cayman II, L.P. and its general partner, DBD Cayman, Ltd., may no longer be deemed to beneficially own any shares of the Issuer’s Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

The response to Item 6 is hereby amended and supplemented by the following:

On May 21, 2012, Carlyle entered into the Standby Purchase Agreement with the Issuer. Subject to the terms and conditions of the Standby Purchase Agreement, Carlyle has agreed to purchase from the Issuer, and the Issuer has agreed to sell to Carlyle, 18,520,747 shares of the Issuer’s Common Stock at a price of $0.70 per share of Common Stock in the Private Placement. Taken together with the 52,907,825 additional shares of Common Stock to be issued by the Issuer to the other Investors in the Private Placement, Carlyle will own 24.9% of the Issuer’s outstanding Common Stock following the completion of the Private Placement. Carlyle has agreed to cause Carlyle Investment Management L.L.C. to surrender the Warrant (which is held by Carlyle Investment Management L.L.C.) to the Issuer at the closing of the Private Placement.

In consideration of the fulfillment of Carlyle’s obligations in connection with the closing of the Private Placement, the Issuer has agreed to pay a designee of Carlyle a $1,000,000 fee at such closing.

The Standby Purchase Agreement contemplates that the Issuer will conduct a $45,000,000 rights offering that will allow its shareholders other than the Investors to purchase up to their full pro rata portion of the Capital Raise at a price of $0.70 per share of Common Stock. The Investors, including Carlyle, have agreed in the Standby Purchase Agreement (subject to the terms and conditions therein) not to participate in the rights offering, but in lieu of that participation, will serve as standby purchasers of all or a portion of the shares of the Issuer’s Common Stock not subscribed for in the rights offering at a price of $0.70 per share of Common Stock. Pursuant to the Standby Purchase Agreement and due to regulatory restrictions, Carlyle may not purchase any shares of the Issuer’s Common Stock to the extent that such purchase would result in Carlyle beneficially owning greater than 24.9% of the Issuer’s outstanding Common Stock. Given this restriction, the number of shares of Common Stock that Carlyle can purchase as a standby purchaser will depend on the level of participation by the Issuer’s shareholders in the rights offering. The maximum number of shares of the Common Stock that may be purchased by Carlyle as a standby purchaser is 16,007,143 shares.

The foregoing references to and description of the Standby Purchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Standby Purchase Agreement, which is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 4	Joint Filing Agreement, dated May 22, 2012, by and among Carlyle Group Management L.L.C, The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., Carlyle Financial Services, Ltd., TCG Financial Services, L.P., Carlyle Financial Services Harbor, L.P., DBD Cayman, Ltd. and TCG Holdings Cayman II, L.P.

Exhibit 5	Standby Purchase Agreement, dated as of May 21, 2012, by and among Hampton Roads Bankshares, Inc., Carlyle Financial Services Harbor, L.P., CapGen Capital Group VI LP and ACMO-HR, L.L.C. (incorporated herein by reference to Appendix A of the Proxy Statement filed on Schedule 14A filed by Hampton Roads Bankshares, Inc. on May 21, 2012).

Exhibit 6	Power of Attorney, dated May 8, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2012

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

THE CARLYLE GROUP L.P.

By:	Carlyle Group Management L.L.C.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.

By:	The Carlyle Group L.P.,
its managing member

By:	Carlyle Group Management L.L.C.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

[Signature Page to Amendment No. 2]

CARLYLE HOLDINGS II L.P.

By:	Carlyle Holdings II GP L.L.C.,
its general partner

By:	The Carlyle Group L.P.,
its managing member

By:	Carlyle Group Management L.L.C.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS L.P.

By:	Carlyle Holdings II L.P.,
its general partner

By:	Carlyle Holdings II GP L.L.C.,
its general partner

By:	The Carlyle Group L.P.,
its managing member

By:	Carlyle Group Management L.L.C.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

[Signature Page to Amendment No. 2]

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.

By:	TC Group Cayman Investment Holdings L.P.,
its general partner

By:	Carlyle Holdings II L.P.,
its general partner

By:	Carlyle Holdings II GP L.L.C.,
its general partner

By:	The Carlyle Group L.P.,
its managing member

By:	Carlyle Group Management L.L.C.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Chairman

CARLYLE FINANCIAL SERVICES, LTD.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Director

[Signature Page to Amendment No. 2]

TCG FINANCIAL SERVICES, L.P.

By:	Carlyle Financial Services, Ltd.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Director

CARLYLE FINANCIAL SERVICES HARBOR, L.P.

By:	TCG Financial Services, L.P.,
its general partner

By:	Carlyle Financial Services, Ltd.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Director

DBD CAYMAN, LTD.

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Director

TCG HOLDINGS CAYMAN II, L.P.

By:	DBD Cayman, Ltd.,
its general partner

By:	/s/ R. Rainey Hoffman, attorney-in-fact
	Name:	Daniel D’Aniello
	Title:	Director

[Signature Page to Amendment No. 2]